

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 1, 2012

Via E-Mail
Matthew Ivers
Senior Vice President and Chief Financial Officer
Alarion Financial Services, Inc.
One Northeast First Avenue
Ocala, Florida 34470

Re: **Alarion Financial Services, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011
Filed May 16, 2011
Form 10-Q for the Quarterly Period Ended June 30, 2011
Filed August 15, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 14, 2011
File No. 000-51843

Dear Mr. Ivers:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Critical Accounting Policies, page 3

1. We have read your response to comment 1 of our letter dated October 29, 2011. Please revise future filings to state whether management believes the allowance

for loan losses (ALL) is appropriate at each balance sheet date based on the requirements of US GAAP.

Lending Activities, page 5

2. We have read your response to comment 3 of our letter dated October 29, 2011; however, it appears that you did not address several of the bullet points. We reissue prior comment 3 in its entirety. In your next response, specifically address how your disclosures include the information cited in that comment.

Management's Discussion and Analysis of financial Condition and Results of Operations

Classification of Assets and Potential Problem Loans, page 32

3. We have read your response to comment 5 of our letter dated October 29, 2011. We believe you need to include more information as described in our comment in order to comprehensively bridge the gap between changes in credit quality of your loan portfolio, the amount of your provision for loan losses recorded during the period and the amount of allowance for loan losses at period end. We reissue prior comment 5 in its entirety. In your next response, specifically address the information cited in that comment.

Note (9)-Income Taxes

4. We have read your response to comment 13 to our letter dated October 29, 2011; however, the positive evidence you provided is not persuasive given the significant amount of negative evidence. Also, we re-emphasize ASC Subtopic 740-10-30-23, noting the cumulative loss in recent years and additional losses in the nine months ended September 30, 2012. We reissue prior comment 13. In your response carefully and fully describe each piece of positive evidence and negative evidence considered by management. Refer to ASC Subtopic 740-10-30-21 through 25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3851 if you have any questions regarding the above comments.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant